Exhibit 99-28(h)(6)

FIRST AMENDED SCHEDULE A

TO

AMENDED AND RESTATED MANAGEMENT AND ADMINISTRATION AGREEMENT

LIST OF FUNDS

Effective as of November 1, 2016*

The following series of the Trust are advised by Austin Atlantic Asset Management Company (f.k.a Shay Assets Management, Inc.) (the “Adviser”) as a series as now in existence and listed below, as well as such additional series as may be established by the Trust from time to time and advised by the Adviser (each series a “Fund” and collectively, the “Funds”):

FUND NAME(S)

Ultra Short Mortgage Fund (previously depicted on Schedule A as “AMF Ultra Short Mortgage Fund”)

Large Cap Equity Fund (previously depicted on Schedule A as “AMF Large Cap Equity Fund”)

Ultrashort Financing Fund

*The “AMF Short U.S. Government Fund” was liquidated effective June 23, 2016 and is deleted from Schedule A.